DECKER & CO, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decker & Co, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 Market Street, suite 418
(No. and Street)

San Francisco	CA	94103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd #270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew Dailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decker & Co, LLC, as of April 24, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

COO
Title

See below
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of San Francisco)ss.
On 4.18.19 before me, D. NIGAM, Notary Public, personally appeared ANDREW DAILEY, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

[signature] Nigam

D. NIGAM
Notary Public - California
San Francisco County
Commission # 2259134
My Comm. Expires Oct 19, 2022

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2014.

Other Information

The supplemental information contained in Schedule I – Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2019

Decker & Co, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 1,155
Clearing deposit	250,000
Accounts receivable	179,279
Fixed assets	-
Total Assets	$ 430,434

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts Payable	$ 122,941
Total Liabilities	122,941
Contributed Capital, net of accumulated withdrawals	1,344,604
Cumulative earnings	(1,037,111)
Members' Equity	307,493
Total Liabilities and Members' Equity	$ 430,434

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC

Statement of Operations

For the Year Ended December 31, 2018

Revenue	
Commission Income	$ 2,004,276
Research Income	128,628
Syndicate Income	468,213
Total Revenue	2,601,117
Expenses	
Commissions to Foreign Brokers	938,953
Clearing and Non-Brokerage Charges	485,444
Personnel Expenses	702,061
Communications Expenses	280,278
General & Administrative (all other accounts)	348,542
Total Expenses	2,755,278
Net Income (Loss)	$ (154,161)

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Changes in Members' Equity
December 31, 2018

	Contributed Capital, net	Accumulated Deficit	Total
Balances, 12/31/17	$ 1,061,854	$ (882,950)	$ 178,904
Net Income/(Loss)	-	(154,161)	(154,161)
Member Contribution,net	282,750	-	282,750
Balance, 12/31/18	$ 1,344,604	$ (1,037,111)	$ 307,493

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities:	
Net Income/(Loss)	$(154,161)
(Increase) decrease in	
Accounts receivable	(71,670)
Increase (decrease) in	
Accounts payable and accrued liabilities	(127,922)
Net cash provided by (used in) operating activities	(353,753)
Cash flows from financing activities:	
Members' distribution	282,750
Net cash provided by (used in) financing activities	282,750
Net decrease in cash	(71,003)
Cash balance, beginning of year	72,158
Cash balance, end of year	$ 1,155

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

The Company maintains cash balances at two institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company's cash balance at each of the institutions is below the FDIC insured limit.

Accounts Receivable

Accounts receivable consist of commission earned, but not received income billed as of December 31, 2018. Accounts receivable are stated at estimated net realizable value. Decker receives commission income from the clearing brokers directly and Decker will perform reconciliation against these amounts and provision for any potential credit losses.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when services are rendered.

A new accounting pronouncement, ASC 606, was adopted during the year. The pronouncement had no impact on operations during the year. The company used the retroactive method for implementation, which had no impact on current year operations.

2. Going Concern

There is substantial doubt about the entity's ability to continue as a going concern. The Company had losses of $154,161 in the year ending December 31, 2018. As of December 31, 2018, its accumulated deficit is $1,037,111.

Management is presently in negotiations to sell the Company to another broker/dealer. A transaction is expected to close in the second quarter of 2019. Subsequent to this transaction, the Company expects either to have sufficient capital to meet its obligations for twelve months from the date these financial statements are available to be issued, or to be restructured and integrated into its new owner in such a way as to ensure meeting its obligations.

3. Members' Equity

Pursuant to the operating agreement dated October 31, 2012 and subsequent amendments, Decker & Co, LLC had capital contributions of $1,344,604, with net equity of $307,493 as of December 31, 2018.

4. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.97 to 1 at December 31, 2018. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2018, the Company had net capital as defined of $126,966, which exceeded the minimum requirement of $8,200. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

5. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

6. Income Taxes

There is no federal income tax liability for the Company at December 31, 2018. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2018, $7,218 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

7. Leases or Lease Commitment

Total rent expense for 2018 was $30,148. The company is currently leasing the same office space on a month-to-month basis, and has entered into no future commitments to pay rent at any office location

8. Fixed Assets

At December 31, 2018, the Company's fixed assets were fully depreciated.

9. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2018, these charges totaled $938,953 paid to foreign brokers. During 2018, Decker's clients generated total commissions of $2,601,117, which includes both commissions of $1,662,164 paid to Decker, as well as commissions of $938,953 that were paid to other brokers.

10. Commission Payments

As noted in the opinion, commission receipts for various smaller, illiquid foreign countries exceeded reasonable collection expectations due to transaction volume and/or sporadic payments. Timeliness of revenue collections can often be six months or longer depending on foreign markets. Management is comfortable with amounts that cannot necessarily be verified at the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

11. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

12. Accounting Standards

The following standard was implemented during 2018, and as a result there was no beginning balance effect on these financial statements for the year ended December 31, 2018.

ASC 606 – revenue recognition

The following standards have been issued, but not yet adopted, as the company is currently evaluating the impact that these standards will have on the financial statements.

ASC 842 – lease accounting
ASC 815 – derivative and hedging
ASC 326 – financial instruments – credit losses

13. Litigation

At the end of 2018, the company was involved in a lawsuit brought by a former employee. At this time, the outcome is uncertain.

Decker & Co, LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2018

Company equity	$ 307,493
Less non-allowable assets	
Accounts receivable	(180,527)
Net Capital	126,966
Greater of 6-2/3% of aggregate indebtedness ($122,941) Or $5,000	8,200
Net capital in excess of requirement	$ 118,766
Ratio of aggregate indebtedness ($122,941) to Net capital ($126,966) (Required to be less than 15 to 1)	0.97 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	$138,733
Decrease in cash	(1,349)
Increase in accounts payable	(10,418)
Net Capital in Financial Statement	$126,966
Aggregate indebtedness reported on FOCUS IIA	$112,523
Increase in accounts payable	10,418
Aggregate indebtedness in Financial Statement	$122,941

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co, LLC

We have reviewed management's statements, included in the accompanying Decker & Co, LLC Exemption Report, in which (1) Decker & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Decker & Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Decker & Co, LLC stated that Decker & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Decker & Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decker & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2014.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2019

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a registered broker/dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018, without exception.

I, Mark Decker, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: Managing Member

Date: February 28, 2019

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Decker & Co, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Decker & Co, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Decker & Co, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Decker & Co, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Decker & Co, LLC's management is responsible for Decker & Co, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting a difference in net operating revenues that resulted in an underpayment of $52;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 12, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/18
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1056*******************ALL FOR AADC 940
69211 FINRA DEC
DECKER & CO LLC
833 MARKET ST STE 418
SAN FRANCISCO, CA 94103-1822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

____

2. A. General Assessment (item 2e from page 2) $ 3,652

B. Less payment made with SIPC-6 filed (exclude interest) (1,603)

7/18/18
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 2,049

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,049

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 2,049

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker & Co LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO
(Title)

Dated the 1 day of March, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,574,109
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	139,478
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	139,478
2d. SIPC Net Operating Revenues	$ 2,434,631
2e. General Assessment @ .0015	$ 3,652
	(to page 1, line 2.A.)